May 11, 2007

Matthew Benson
Division of Corporation Finance
Telephone Number: (202) 551-3655
Teleeopier Number: (202) 772-9217

International Imaging Systems, Inc.
Amendment 1 to Preliminary Information Statement of Schedule 14C
Filed May 2, 2007
File No. 0-25413

Dear Mr. Benson:

We are submitting this letter in response to our telephone call of today, May 11, 2007.

This response will confirm that in our future filings, we will confirm, that our officers concluded that our disclosure controls and procedures are also effective as of the end of any period covered by the applicable report or filing, and the interim period up to the date of it being filed.

Should you have any further questions or concerns, please contact our counsel, Mr. Raul Silvestre, at 818-597-7552 or fax any additional comments to 818-597-7551